UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

APAC CUSTOMER SERVICES, INC.

(Name of Issuer)

Common Stock, $.01 par value per share

(Title of Class of Securities)

00185E 10 6

(CUSIP Number)

April 11, 2005

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00185E 10 6

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Trust Four Hundred Thirty, U/A/D 4/2/94 Robert H. Wicklein, John J. Abens and Scott Mordell, Trustees

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 2,115,000

	6.	Shared Voting Power

	7.	Sole Dispositive Power 2,115,000

	8.	Shared Dispositive Power

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,115,000

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 4.3%

12.	Type of Reporting Person (See Instructions) OO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Trust 3080, U/A/D 4/2/94, Robert H. Wicklein, John J. Abens and Scott Mordell, Trustees

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 500,000

	6.	Shared Voting Power

	7.	Sole Dispositive Power 500,000

	8.	Shared Dispositive Power

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 500,000

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 1.0%

12.	Type of Reporting Person (See Instructions) OO

Item 1.
	(a)	Name of Issuer APAC Customer Services, Inc.
	(b)	Address of Issuer’s Principal Executive Offices Six Parkway North Center Deerfield, Illinois 60015

Item 2.
	(a)	Name of Person Filing Trust Four Hundred Thirty U/A/D 4/2/94 and Trust 3080 U/A/D 4/2/94, Robert H. Wicklein, John J. Abens and Scott Mordell, Trustees
	(b)	Address of Principal Business Office or, if none, Residence c/o TCS Group, L.L.C. 650 Dundee Road, Suite 450 Northbrook, IL 60062
	(c)	Citizenship United States of America
	(d)	Title of Class of Securities Common Stock, $.01 par value per share
	(e)	CUSIP Number 00185E 10 6

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Not applicable, reporting person is filing this Schedule 13G pursuant to Rule 13d-1(d).
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned: 2,615,000 shares of Common Stock
(b) Percent of class: 5.3%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote 2,615,000
(ii) Shared power to vote or to direct the vote
(iii) Sole power to dispose or to direct the disposition of 2,615,000
(iv) Shared power to dispose or to direct the disposition of

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification
Not applicable, reporting person is filing this Schedule 13G pursuant to Rule 13d-1(d).

Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 11, 2005

Trust Four Hundred Thirty

By:	/s/ John J. Abens
John J. Abens, Trustee

Trust 3080

By:	/s/ John J. Abens
John J. Abens, Trustee